SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of August, 2016

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRAS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Avenida Presidente Vargas, 409 - 13th floor,
Edifício Herm. Stoltz - Centro, CEP 20071-003,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Eletrobras

Marketletter 2Q16

Version 1.0
08/15/2016

Marketletter 2Q16

Summary

Page
Introduction	02
I. Analysis of Consolidated Result	04
II. Analysis of the Result of the Parent Company	13
III. General Information	18
IV. Attachment: Information on the Subsidiaries

Disclaimer:

This material contains calculations that cannot produce a sum or accurate result due to rounding performed.

Marketletter 2Q16

Rio de Janeiro, August 15th, 2016 - Eletrobras (Centrais Elétricas Brasileiras S.A.)
[ BM & FBOVESPA: ELET3 and ELET6 - NYSE: EBR and EBR- B (suspended trading) - OTC: EBRYY and EBRBY - Latibex: XELTO and XELTB], the largest company in the Latin American power sector, active in the generation, transmission and distribution segments, with 14 subsidiaries, a participations company – Eletropar, a research center – Cepel and 50% of the Social Capital of Itaipu Binacional, announces its results for the period.

Eletrobras presented, in the 6MO16, a Net Profit attributed to the controllers of R$ 8,824 million, in comparison with a net loss of R$ 103 million recorded in the 6MO15. In the 2Q16, the company presented a Net Profit attributed to controlling of R$ 12,722 million, compared to a net loss attributed to controlling of R$ 3,898 million in the 1Q16.

The Result of the 6MO16 was strongly influenced by several variables, among which the following stand out: (i) effects of MME Ordinance No. 120, of April 20th 2016, which established the terms of payment and remuneration on the Basic Network Existing System (RBSE), with an impact on transmission revenue, in the Transmission return rates updates account, in the amount of R$ 25,810 million; (ii) Provision for Income Tax/Social Contribution for the aforementioned RBSE in the amount of R$ 8,775 million;  (iii) Operating Provisions in the amount of R$ 6,587 million, mainly for the impairment and provision for onerous contract relating to the Angra 3 nuclear power plant in the amount of R$ 4,092 million; and (iv) Losses in distribution subsidiaries, which totaled R$ 1,811 million in 2016.

The result for the 2Q16 was also impacted by the following variables:

➢  Positively: (i) Effects of MME Ordinance No. 120, of April 20th 2016, which established the terms of payment and remuneration on the Basic Network Existing System (RBSE), with an impact on transmission revenue, in the Transmission return rates updates account, in the amount of R$ 25,810 million; (ii) Decrease by 110% in fuel cost compared to the 1Q16; (iii) Increase by 8.8% in supply revenue in generation compared to the 1Q16; and (iv) Reversal of provision relating to court proceedings involving compulsory loan in the amount of R$ 1,010 million, resulting in net effect, as compulsory loan lawsuits, in the period's result in the amount of R$ 394 million, in view of the increase by R$ 616 million in the monetary update account related to these lawsuits.

➢  Negatively: (i) Provision for Income Tax/Social Contribution related to the acknowledgment of the aforementioned RBSE in the amount of R$ 8,775 million; (ii) Operating provisions amounting to R$ 3,574 million, mainly for the impairment and provision for onerous contract related to the Angra 3 plant in the amount of R$ 4,092 million; and (iii) decrease by 10.3% in supply revenues in the distribution segment.

Marketletter 2Q16

HIGHLIGHTS IN THE CONSOLIDATED RESULT OF THE 2Q16:

»NET Operating Income: R$ 33,085 million;

»Accounting Acknowledgment relative to the RBSE with net impact: R$ 17,035 million

»Impairment and provision for onerous contract of Angra 3: R$ 4,092 million;

»EBITDA: R$ 23,385 million; and

»Net Financial Income: R$ 1,232 million negative.

Disclaimer:

This material contains calculations that cannot produce a sum or accurate result due to rounding performed.

Marketletter 2Q16

I.             ANALYSIS OF CONSOLIDATED RESULTS (R$ million)

6MO16	6MO15	Consolidated	2Q16	1Q16	2Q15
6,380	6,123	Generation-Supply	3,325	3,055	3,006
1,374	1,863	Generation-Supply	733	641	941
620	1,644	Generation-CCEE (short-term)	364	256	757
1,023	917	Generation - Operation and Maintenance Revenue	513	510	462
5	154	Generation - Construction Revenue	23	-18	60
-136	106	Generation -Itaipu Transfer (see II.3.a)	11	-148	-16
1,468	1,313	Transmission - Operation and Maintenance Revenue	748	720	691
786	651	Transmission - Construction Revenue	474	312	358
26,170	409	Transmission- Return Rate Updates	25,993	178	205
4,341	6,446	Distribution- Supply*	2,054	2,287	3,328
372	358	Distribution - Construction Revenue	215	157	182
160	561	Distribution - CVA and other Financial Components	91	70	278
542	648	Other Revenues	288	254	309
43,106	21,191	Gross Revenue	34,831	8,274	10,561
-3,259	-4,365	(-) Revenue Deductions	-1,746	-1,513	-2,335
39,847	16,826	Net Operating Revenue	33,085	6,761	8,227
-4,486	-6,254	(-) Energy Purchased for Resale	-2,317	-2,169	-3,332
-807	-872	(-) Use of Electric Network	-401	-405	-408
-377	-935	(-) Fuel for Electric Power Production	43	-419	-636
-1,163	-1,163	(-) Construction	-711	-451	-600
33,015	7,601	GROSS RESULTS	29,698	3,317	3,251
-4,222	-4,077	(-) Personnel, Materials and Services	-2,234	-1,988	-2,073
-192	-206	(-) Remuneration and Compensation	-95	-97	-106
-886	-926	(-) Depreciation and Amortization	-451	-435	-463
-1,228	-1,208	(-) Other Expenses	-787	-441	-630
26,487	1,184		26,132	355	-21
558	36	Shareholdings	376	182	-5
-6,587	-1,228	Operating Provisions/Reversals	-3,574	-3,013	-901
20,458	-9		22,934	-2,476	-927
893	1,013	Interest from Revenue and Financial Investments	391	502	487
3	287	Net Restatement	124	-122	95
-362	242	Exchange Variation	-178	-185	-99
-2,991	-2,251	Debt Charges	-1,484	-1,507	-1,242
-53	-19	Shareholders' Resource Charges	-42	-11	-11
0	865	Remuneration from Indemnities – Law 12,783/13	0	0	370
-66	193	Other Financial Results	-43	-23	137
17,881	321		21,702	-3,821	-1,191
-8,985	-611	Income Tax and Social Contribution	-8,911	-74	-213
8,896	-290	Net Income/Loss for the period	12,791	-3,894	-1,404
72	-188	Minority Shareholders	69	3	-46
8,824	-103	Net Income/Loss attributed to Controlling	12,722	-3,898	-1,358

Disclaimer:

This material contains calculations that cannot produce a sum or accurate result due to rounding performed.

Marketletter 2Q16

I.1 Main variations of the Income Statement

Variations of the Income Statement (2Q16 x 1Q16)

The result of the 2Q16 recorded an increase by 426% relative to the 1Q16, with a Net Profit attributed to controlling in the amount of R$ 12,722 million in the 2Q16, against a net loss attributed to controlling in the amount of R$ 3,898 million in the 1Q16.

The Net Operating Income, amounting to R$ 33,085 million, recorded an increase by 389% in the 2Q16 relative to the 1Q16 (R$ 6,761 million). In the analysis by segment, we present the following highlights:

»     Generation revenues increased by 15.7%, from R$ 4,296 million in the 1Q16 to R$ 4,969 million in the 2Q16. Supply revenue increased from R$ 3,055 million in the 1Q16 to R$ 3,325 million in the 2Q16, due mainly to the acknowledgement of CGTEE's revenue estimate from financial settlements in the Electric Energy Trading Chamber (CCEE). The Itaipu transfer increased from a negative amount of R$ 148.0 million to a positive amount of R$ 11.0 million in the 2Q16, influenced by the effects of the dollar rate variation calculated from the American indices Commercial Price and Industrial Goods. Short-Term Energy revenues (CCEE) increased from R$ 256 million to R$ 364 million, due mainly to the increase in the Settlement Price of Differences (PLD) in the 2Q16. Supply revenues also increased, by 14.3%, from R$ 641 million to R$ 733 million in the 2Q16, reflecting revenue growth of Amazonas Energia Distribuição for thermal plants of the isolated system.  The total amount of energy sold by Eletrobras companies increased from 56.5 TWh in the 1T16 to 57.1 TWh in the 2Q16. Construction revenue increased from R$ 18 million to R$ 23 million in the 2Q16, but with no effect on the result since it has equivalent value at the cost of construction.

»     Transmission Revenues increased by 2,150%, from R$ 1,209 million in the 1Q16 to R$ 27,214 million in the 2Q16, influenced mainly by the effects of MME Ordinance No. 120, of April 20th 2016, which established the terms of payment and remuneration on the Basic Network Existing System (RBSE), with an impact on transmission revenue, in the Transmission return rates updates account, in the amount of R$ 25,810 million. Construction revenue increased from R$ 312 million in the 1Q16 to R$ 474 million in the 2Q16, but no effect on the result, since it has equivalent amount recorded at the cost of construction.

»     Distribution Revenues decreased by 6.1%, from R$ 2,514 million in the 1Q16 to R$ 2,360 million in the 2Q16. The reduction in revenues is due mainly to the decline in supply revenue, from R$ 2,287 million in the 1Q16 to R$ 2,054 million in the 2Q16, due mainly to tariff flag changes and the reduction of energy consumption due to the economic scenario. The amount of energy sold decreased from 4.3 TWh in the 1Q16 to 4.2 TWh in the 2Q16. Construction revenue increased from R$ 157 million in the 1Q16 to R$ 215 million in the 2Q16, but with no effect on the result since it has equivalent value at the cost of construction.

- Energy Purchased for Resale increased by 6.8%, from R$ 2,169 million in the 1Q16 to R$ 2,317 million in the 2Q16. Since part of the Energy Purchased for Resale by the distribution companies is reimbursed by the CCC/CDE, pursuant to Law 12,111/2009, this increase is mainly due to reduced recoveries of expenses on behalf of CCC/CDE by Ceron, given that the cost per MWh of bilateral contract with Termonorte II was below the average ACR, which made the company calculate a negative refund.

Disclaimer:

This material contains calculations that cannot produce a sum or accurate result due to rounding performed.

Marketletter 2Q16

- In the Use of the Electric Network account, a reduction by 1% was recorded. A net expense of R$ 405 million was recorded in the 1Q16 while a net expense of R$ 401 million was recorded in the 2Q16.

- A decrease by 110% was recorded in the Fuel for Electric Power Production account. An expense of R$ 419 million was recorded in the 1Q16, while a reversal of expense of R$ 43 million was recorded in the 2Q16, due primarily to the deactivation of some fuel-powered plants of Amazonas Energia, the transfer of fuel costs to the isolated system's power plant lessors and the reduction of generation in Eletrobras' thermal power plants, mainly Roberto Silveira, Aparecida and Mauá thermal plants, in 2016.

- In the 2Q16, the sum of the Personnel, Materials and Services (PMS) account increased by 12.4%, from R$ 1,988 million in the 1Q16 to R$ 2,234 million in the 2Q16. Personnel, Materials and Services, recorded increase by 0.8%, 21.1% and 43.3%, respectively. The Services account increased from R$ 511 million in the 1Q16 to R$ 733 million in the 2Q16, influenced mainly by expenses on contracts for internal investigation.

	2Q16	1Q16%
Personnel	1,428	1,417	0.8%
Materials	72	60	21.1%
Services	733	511	43.3%
TOTAL PMS	2,234	1,988	12.4%

- Operating provisions increased from R$ 3,013 million in the 1Q15 to R$ 3,574 million in the 2Q16. In the 2Q16, operating provisions were mainly influenced by the impairment and the provision for onerous contract related to the development of the Angra 3 nuclear plant, amounting to R$ 4,092 million, (see Explanatory Notes 19 and 33 in the Financial Statements). This provision was partially offset by the reversal in the Provision for Legal Contingencies, amounting to R$ 596 million, caused mainly by the reversal of provision relating to court proceedings involving compulsory loan in the amount of R$ 1,010 million, (see Explanatory Note 30 in the Financial Statements).

R$ million
Consolidated	2Q16	1Q16
Guarantees	11	5
Contingências	-596	2,949
PCLD - Consumers and Resellers	18	142
PCLD - Financing and Loans	3	4
Unsecured Liabilities in Subsidiaries	0	0
Onerous Contracts (Item 1.3)	1,622	-101
Losses on Investments	1	0
Impairment (Item 1.3)	2,348	0
Adjustment to Market Value	0	0
Other	169	14
Total Operating Provisions	3,574	3,013

Note:  Negative values in the table above indicate reversals of provisions.

- Shareholdings recorded an increase by 106.6% resulting from the accounting of a positive amount of R$ 182 million in the 1Q16 to a positive amount of R$ 376 million in the 2Q16, with emphasis on the equity interest of Furnas, influenced mainly by the improvement in the result of the Madeira Energia SPE which is due mainly to the reduction in costs with purchased energy due to the renegotiation of the GSF (Law 13,203/2015), entry into operation of new power generation turbines and the acknowledgment by Aneel of the claim for "exemption from responsibility" for the delay in the entry into operation of some machines.

Disclaimer:

This material contains calculations that cannot produce a sum or accurate result due to rounding performed.

Marketletter 2Q16

- Net Financial Result increased from a net expense of R$ 1,345 million in the 1Q16 to a net loss of R$ 1,232 million in the 2Q16, with no relevant variation.

Main Variation in Results (6MO16 x 6MO15)

In the 6MO16, Eletrobras recorded a net Profit attributed to the controllers of R$ 8,824 million, compared to a net loss of R$ 103 in the 6MO15.

The Net Operating Revenue, amounting to R$ 39,847 million, recorded in the 6MO16, an increase by 137% relative to the 6MO15, when an amount of R$ 16,826 million was recorded. In the analysis by segment, we present the following highlights:

»     Generation Revenues decreased by 14.3%, from R$ 10,806 million in the 6MO15 to R$ 9,266 million in the 6MO16. This decrease was influenced by the fall in energy sales revenue in the short-term market, the CCEE, from R$ 1,644 million in the 6MO15 to R$ 620 million in 6MO16, strongly influenced by the decrease in the Settlement Price of Differences (PLD). The decrease by 26.2% in the Supply Revenue, influenced by the adjustments resulting from the extension of contracts with Chesf’s industrial consumers, effective only in the 12MO15, and from the unbundling of Amazonas Energia, since the energy sold, formerly classified as past supply, was then recorded in the Supply account of Amazonas GT, also contributed to the decrease. There was also a decrease in the Itaipu Transfer, from a positive amount of R$ 106 million in the 6MO15 to a negative amount of R$ 136 million in the 6MO16, influenced by the effects dollar variation on monetary adjustment based on the American price indices Commercial Price and Industrial Goods. The total volume of energy sold by Eletrobras companies decreased from 122 TWh in the 6MO15 to 114 TWh in the 6MO16. Construction revenue decreased from R$ 154 million in the 6MO15 to R$ 5 million in the 6MO16, but it has no effect on the result of the 6MO16, since it has equivalent amount recorded at construction cost.

»     Transmission Revenues increased by 1,098%, from R$ 2,373 million in the 6MO15 to R$ 28,424 million in the 6MO16, influenced mainly by effects of MME Ordinance No. 120, of April 20th 2016, which established the terms of payment and remuneration on the Basic Network Existing System (RBSE), with an impact on transmission revenue, in the Transmission return rates updates account, in the amount of R$ 25,810 million. Operating and Maintenance Revenue increased by 11.8%, from R$ 1,313 million in the 6MO15 to R$ 1,468 million in the 6MO16. Construction revenue increased from R$ 651 million in the 6MO15 to R$ 786 million in the 6MO16, with no effect to the result because it has equivalent amount recorded at cost of construction.

Disclaimer:

This material contains calculations that cannot produce a sum or accurate result due to rounding performed.

Marketletter 2Q16

»     Distribution Revenues decreased by 33.8%, from R$ 7,365 million in the 6MO15 to R$ 4,873 million in the 6MO16 due to the deconsolidation of CELG-D. Excluding CELG-D’s revenues in the 6MO15, distribution revenues would present an increase by 36.6%, from R$ 3,567 million in the 6MO15 to R$ 4,874 million in the 6MO16. This increase was influenced by the 37% increase in Supply Revenues, from R$ 3,175 million (excluding CELG-D) in the 6MO15 to R$ 4,341 million in the 6MO16. The increase seen in Supply Revenue is mainly due to the annual tariff adjustment and implementation of tariff flags, the latter being offset by an increase of sector charges. Construction Revenue increased from R$ 358 million in the 6MO15 to R$ 372 million in the 6MO16, but with no effect to the result as it has equivalent amount recorded as cost of construction. The amount of energy sold increased from 8.47 TWh in the 6MO15 to 8.52 TWh in the 6MO16, showing no variation, therefore, when excluding CELG-D in the 6MO15.

- Energy purchased for resale decreased by 28.3%, from R$ 6,254 million in the 6MO15 to R$ 4,486 million in the 6MO16. Excluding CELG-D’s expenses for the purchase of electricity for resale, this reduction would reach 5.1% and an amount of R$ 4,725 million in the 6MO15. This result was influenced mainly by the recording of the effects of the Hydrological Risk Adjustment Factor (GSF) in the 6MO15, pursuant to Law 13,203/15, which was smaller in the 6MO15.

- In the Fuel for Power Production account, a net expense of R$ 935 million was recorded in the 6MO15, while a net expense of R$ 377 million was recorded in the 6MO16. The result of the 6MO15 was impacted by ANEEL resolution 679/2015, issued on September 1st 2015, which amended the criteria for refund of fuel, to reduce the period of receipt of these resources by the supplier. In the 6MO16, the result was affected by the reduced generation of Eletrobras companies’ thermal plants.

- In the 6MO16, the sum of the Personnel, Materials and Services (PMS) account increased by 3.5%, from R$ 4,077 million in the 6MO15 to R$ 4,222 million in the 6MO16. The Personnel account increased by 7.9% while the Materials and the Services accounts decreased by 13.0% and 3.4%, respectively. Excluding the expenses relative to CELG-D in the 6MO15, the sum of the Personnel, Materials and Services account presents an increase by 14.7%, from R$ 3,682 million in the 6MO15 to R$ 4,222 million in the 6MO16. Excluding CELG-D, the Personnel account increased by 14.6%, from R$ 2,483 million in the 6MO15 to R$ 2,845 million in the 6MO16, influenced by the collective bargaining agreement of 2015, which began to take effect after the 12MO15. Excluding CELG-D, the Services account increased by 17.9%, from R$ 1,056 million in the 6MO15 to R$ 1,245 million in the 6MO16, due mainly to expenses with internal investigation, and the Materials account decreased by 7.6%, from R$ 143 million in the 6MO15 to R$ 132 million in the 6MO16.

Disclaimer:

This material contains calculations that cannot produce a sum or accurate result due to rounding performed.

Marketletter 2Q16

Consolidated	6MO16	6MO15	6MO15*	(%) including Celg D	(%) excluding CELG D*
Personnel	2,845	2,637	2,483	7.9%	14.6%
Materials	132	152	143	-13.0%	-7.6%
Services	1,245	1,288	1,056	-3.4%	17.9%
TOTAL PMS	4,222	4,077	3,682	3.5%	14.7%

1. Excluding CELG-D, in view of its deconsolidation as of the 1Q16.

2. Including CELG-D, since its deconsolidation was only effective as of the 1Q16.

3. Excluding CELG-D, for comparison in the periods.

- Operating Provisions increased from R$ 1,228 million in the 6MO15 to R$ 6,587 million in the 6MO16. In the 6MO16, Operating Provisions were influenced mainly by (i) the impairment and the provision for onerous contract relating to the development of the Angra 3 nuclear plant, totaling R$ 4,092 million; and (ii) the provision for Legal Contingencies, in the amount of R$ 2,353 million, mainly for the provision of R$ 1,901 million relating to court proceedings involving compulsory loan (see Explanatory Note 30 of the Financial Statements).

R$ million
Consolidated	6MO16	6MO15
Guarantees	15	12
Contingencies	2,354	1,101
PCLD - Consumers and Resellers	160	253
PCLD - Financing and Loans	9	08
Unsecured Liabilities in Subsidiaries	0	0
Onerous Contracts (item I.3)	1,521	-155
Losses on Investments	0	48
Impairment (item I.3)	2,348	0
Adjustment to Market Value	0	0
Other	181	-37
Total Provisions	6,588	1,228

- Shareholdings recorded a positive amount of R$ 36 million in the 6MO15 and a positive amount of R$ 558 million in the 6MO16. This change was caused mainly by the atypical results, in the 6MO15, of SPEs Madeira Energia (Santo Antonio Hydro), and ESBR (Jirau Hydro). The result of these SPEs in the 6MO15 was due mainly to hydrologic exposure and provision for contingencies on the basis of claims with Aneel concerning the "exemption from responsibility" in delaying the entry into operation of some machines.

- Net Financial Result decreased from a net revenue of R$ 330 million in the 6MO15 to a net expense of R$ 2,577 million in the 6MO16. This variation is due mainly to the termination of receipt of interest and updates in the 6MO16 relating to indemnification claims for the first tranche of Law No. 12,783/2013, reflected in the compensation account due to the full payment of the aforementioned tranche. An increase in debt charges, from R$ 2,251 million in the 6MO15 to R$ 2,991 million in the 6MO16, and the net foreign exchange rate variation result, from a net revenue of R$ 242 million in the 6MO15 to a net expense of R$ 362 million in the 6MO16, also contributed to the worsening of the financial result.

Disclaimer:

This material contains calculations that cannot produce a sum or accurate result due to rounding performed.

Marketletter 2Q16

I.2 Energy Trading

I.2.1 Energy Sold in the 6MO16 - Generation-TWh

In terms of energy market developments, Eletrobras companies sold 114 TWh of energy in the 6MO16, compared to 122 TWh traded in the same period of the previous year, which represents a decrease by 6.6%.

I.2.2 Energy sold in the 6MO16 - Distribution Companies -TWh

In terms of energy market developments, Eletrobras' Distribution Companies sold 8.52 TWh of energy in the 6MO16, compared to 8.47 TWh traded in the same period last year, representing an increase by 0.5%.

*Celg D became consolidated in Eletrobras' result as of September 2014 and from January 2016 it is no longer consolidated. Therefore these values do not take CELG D's energy sales into account.

** Only the captive market is considered.

Disclaimer:

This material contains calculations that cannot produce a sum or accurate result due to rounding performed.

Marketletter 2Q16

I.3 Impairments and Onerous Contracts

	Accumulated
Impairment	2016	2015	6MO16	2Q16	1Q16
Generation	11,219	8,804	2,414	2,414	0
Angra 3	8,478	6,064	2,414	2,414	0
Samuel	418	418	0	0	0
Simplício	383	383	0	0	0
Batalha	559	559	0	0	0
Other	1,381	1,381	0	0	-7
Transmission	1,241	1,307	-66	-66	0
Distribution	518	518	0	0	0
Total	12,978	10,629	2,348	2,348	0

	R$ million
Onerous Contracts	Consolidated		Variation em 2016*
	2016	2015	2Q16	1Q16
Transmission
Contract 062/2001	614	729	-57	-58
LT Camaçari IV - Sapeaçu	95	99	-6	2
Other	50	67	-24	6
	759	896	-87	-50
Generation
Camaçari	81	80	-4	4
Funil	80	84	-2	-2
Coaracy Nunes	228	228	0	0
Marimbondo	71	80	-4	-4
Angra 3	1,677	0	0	1,677
Other	124	130	-3	-3
	2,261	602	-13	1,672
Distribution
Intangibles	0	0	0	0
			0	0
TOTAL	3,019	1,498	-101	1,622

* The table considers an increase by R$ 50 million in the onerous contract of Amazonas Energia's intangibles, with no effect on the Company's result.

I.4 Consolidated EBITDA

EBITDA	6MO16	6MO15	2Q16	1Q16
Result for the Period	8,896	-290	12,791	-3,894
+ Provision for Income Tax and Social Contrib.	8,985	611	8,911	74
+ Financial Result	2,577	-330	1,232	1,345
+ Amortization and Depreciation	886	926	451	435
= EBITDA	21,344	917	23,385	-2,041

Disclaimer:

This material contains calculations that cannot produce a sum or accurate result due to rounding performed.

Marketletter 2Q16

I.4.1 EBITDA from Subsidiaries*

In the 2Q16, the sum of Eletrobras' subsidiaries's EBITDA was positive in the amount of R$ 22,689 million, which represents an increase by 2,862%, compared to a positive EBITDA of R$ 766 million in the 1Q16. In the 6MO16, Eletrobras' subsidiaries' EBITDA was positive in the amount of R$ 23,455 million.

EBITDA R$ million
Company	6MO16	6MO15*	%	2Q16	1Q16	(%)
Eletronorte	4,003	593	431%	3,223	712	353%
Chesf	8,697	99	8,696%	8,697	0	2,557,715%
Furnas	13,409	593	2,159%	13,032	377	3,359%
Eletronuclear	-3,512	297	-1,282%	-3,799	288	-1,421%
Eletrosul	1,680	-21	-8,147%	1,554	125	1,140%
CGTEE	-62	-89	-31%	97	-158	-161%
Amazonas G&T	-49	0	-	5	-55	-109%
Subtotal	24,166	1,472	1,386%	22,808	1,289	1,670%
Distribution Companies	-642	96	-697%	-120	-523	-77%
Total	23,455	1,568	1,257%	22,689	766	2,862%
* The result of the 6MO15 was adjusted to exclude CELG-D in order to maintain comparability between the periods. EBITDA MARGIN
Company	6MO16*	6MO15	p.p	2Q16*	1Q16	p.p
Eletronorte	71.7%	24.8%	46.8	58.7%	58.0%	0.7
Chesf	84.1%	5.4%	78.7	84.1%	0.0%	84.1
Furnas	86.9%	19.4%	67.6	84.5%	29.3%	55.2
Eletronuclear	-275.1%	30.6%	-305.6	-297.6%	45.3%	-342.9
Eletrosul	75.0%	-2.7%	77.7	69.4%	33.6%	35.8
CGTEE	-25.3%	-50.9%	25.5	39.6%	-1,163.0%	1,202.6
Amazonas G&T	-31.5%	-	-	3.3%	-83.3%	86.6
Subtotal	68.5%	16.6%	52.0	64.9%	28.9%	36.0
Distribution Companies	-16.4%	1.7%	-18.2	-3.1%	-27.2%	24.1
Total	60.0%	10.8%	49.3	58.1%	12.0%	46.1

EBITDA = net profit or loss for the period, plus the taxes on the profit, net financial expenses, financial income and depreciation, amortization and depletion, as determination of follows the Instruction CVM 527/12.

p.p. = percentage points

Source: Financial statements attached to this document.

* The result of the 6MO15 was adjusted to exclude CELG-D in order to maintain comparability between the periods.

I.6 Net debt

	R$ million
Net debt	6MO16	2015
Financings payable excluding RGR	39,328	40,521
(-) (Cash and Cash Equivalent + Marketable Securities)	7,471	8,432
(-) Financing receivable excluding RGR	11,899	15,353
(-) Net balance of Itaipu’s Financial Assets	1,697	2,621
Net debt 18,261 14,116
* See item II.2 “a.1”.

Disclaimer:

This material contains calculations that cannot produce a sum or accurate result due to rounding performed.

Marketletter 2Q16

II. Analysis of the Result of the Parent Company

Eletrobras presented, in the 2Q16, a Net Profit of R$ 12,721 million, in comparison with a net loss of R$ 3,898 million recorded in the 1Q16.

Eletrobras presented, in the 6MO16, a Net Profit of R$ 8,824 million, in comparison with a net loss of R$ 103 million recorded in the 6MO15.

The result of the 6MO16 was decisively influenced by: (i) Shareholding earnings in the amount of R$ 18,250 million, influenced mainly by the effects of MME Ordinance No. 120, of April 20th 2016, which established the terms of payment and remuneration on the Basic Network Existing System (RBSE); (ii) Unsecured liabilities in subsidiaries in the amount of R$ 6,379 million, especially at Eletrobras' and Eletronuclear's distribution companies; (iii) Provisions for legal contingencies, amounting to R  1,901 million, mainly due to the provisions relating to judicial proceedings of compulsory loan (See Explanatory Note number 30 of the Financial Statements); and (iv) Negative net foreign currency exchange variation in the amount of R$ 542 million.

The following chart shows a comparison of the results of Eletrobras Holding in the 6MO16 and the 6MO15.

Evolution of the Result- R$ million
6MO16
18,250
-136
825
-615
-542
-1.901
-6.379
-46
-647
15
8,824
6MO15
625
106
571
584
524
-597
-1.253
117
-571
-208
-103
Shareholdings
Itaipu Transfer
Net Financing Income
Monetary Net Updates
Net Exchange Variations
Provisions for Contingencies
Unsecured Liabilities in Subsidiaries
Other Operating Provisions
Other
Taxes
Profit
Financial Result
Operating provisions

Note: The analysis of the result of our subsidiaries can be found in the attachment.

Disclaimer:

This material contains calculations that cannot produce a sum or accurate result due to rounding performed.

Marketletter 2Q16

II.1 Eletrobras' Shareholdings

In the 2Q16, the result of Shareholdings positively impacted the Company's results by R$ 17,388 million resulting from the valuation of equity investments, mostly due to the result of the equity of subsidiaries, influenced mainly by the effects of MME Ordinance No. 120, of April 20th 2016, which established the terms of payment and remuneration on the Basic Network Existing System (RBSE).

In the 6MO16, the result of shareholdings positively impacted the Company's result by R$ 18,250 million, higher than the result of the 6MO15 (R$ 625 million positive) as shown below:

				R$ million
	Parent Company
	2Q16	1Q16	6MO16	6MO15
Investments in Subsidiaries
Equity Equivalence	17,000	722	17,722	401

Investments in Affiliated Companies
Interest on Own Capital	0	0	0	0
Equity Equivalence	339	51	391	110

Other Investments
Interest on Own Capital	1	0	1	02
Dividends	43	18	61	36
Remuneration of Investments in Partnerships	0	0	0	10
Capital Income - ITAIPU	5	70	75	66
	49	88	137	114

Total	17,388	861	18,250	625

Disclaimer:

This material contains calculations that cannot produce a sum or accurate result due to rounding performed.

Marketletter 2Q16

II.2 Energy Commercialized by Parent Company

a.Itaipu Binacional

ITAIPU'S FINANCIAL RESULT			R$ million
	2Q16	1Q16	6MO16
Energy Sale Itaipu Contract + CCEE	2,683	2,916	5,599
Revenue from Right to Reimbursement	- 298	-434	-732
Other	-33	64	31
Total Revenue	2,352	2,546	4,898

Energy Purchase Itaipu Contract + CCEE	- 2,733	-3,230	-5,964
Expense from Reimbursement Obligations	196	286	483
Itaipu Transfers	366	384	750
Other	-170	-133	-303
TOTAL EXPENSES	-2,341	-2,692	-5,034

NOI - Itaipu Transfer	11	-148	-136

RESULT of ITAIPU (price indices)			R$ million
	2Q16	1Q16	6MO16
Revenue from Right to Reimbursement	-298	-434	-732
+ Currency Result	-492	-529	-1,021
Result from the Right to Reimbursement (RD)	-790	-963	-1,753
- Expense from Reimbursement Obligations	-196	-286	-483
+ Currency Result	-324	-349	-673
Result from the Obligations of Reimbuserments (RO)	-520	-635	-1,156
Balance: RD – RO	-269	-328	-597

a. 1 Itaipu Binacional Financial Asset

(See Explanatory Note 17.1.1 in the Financial Statements)

Pursuant to Law 11,480/2007, as of 2007, the adjustment factor of the financing agreements between Eletrobras and Itaipu Binacional and the credit assignment agreements with the Treasury, based on the American price indices Commercial Price and Industrial Goods, was removed, while the Company's flow of receivables was assured.

As a result, Decree 6265, of November 22nd 2007, was issued, regulating the sale of electricity from Itaipu Binacional, setting the differential to be applied to the transfer tariff, creating an asset related to the part of the calculated annual differential, equivalent to the annual factor from the financing, included annually, as of 2008, in the transfer rate used by the Company, maintaining the flow of receivables originally established in the financing contracts.

Disclaimer:

This material contains calculations that cannot produce a sum or accurate result due to rounding performed.

Marketletter 2Q16

The amounts relative to the annual adjustment factor are set annually by ministerial decree of the MME and shall be effective by the inclusion in the transfer tariff to be charged until 2023.

The balance resulting from Itaipu Binacional adjustment factor, included under Itaipu Financial Assets presented under Current Assets (R$ 691 million) and under Non-Current Assets (R$ 4,223 million), amounts to R$ 4,914 million on June 30th 2016, of which R$ 3,217 million will be transferred to the National Treasury until 2023, as a result of the credit assignment transaction between the Company and the National Treasury in 1999, pursuant to Provisional Measure 1755-9, of December 14 1998.

The figures for Itaipu Financial Assets will be achieved through their inclusion in the current transfer rate until 2023.

Thus, given that the Itaipu Financial Assets is a compensation due to the financing contract granted by Eletrobras to Itaipu, the amount of the receivable financial asset is being considered as a discount in the calculation of Net Debt.

Disclaimer:

This material contains calculations that cannot produce a sum or accurate result due to rounding performed.

Marketletter 2Q16

II.3 Financial Result

In the 6MO16, the Financial Result impacted negatively the result of the Parent Company by R$ 331 million, a result that is worse than that of the 6MO15 - R$ 1,678 million positive. This variation is explained mainly by the lower result of the exchange rate applicable to the financing receivable from Itaipu in dollars.

In the 2Q16, the Financial Result impacted negatively the result of the Parent Company by R$ 179 million, as shown below:

FINANCIAL RESULT R$ million
	2Q16	1Q16	6MO16	6MO15
Financial Revenues
Revenue from Interest, Commissions and Fees	839	879	1,718	1,407
Revenue from Financial Investments	157	182	340	218
Moratorium Increase on Electricity	6	14	19	126
Monetary Adjustment	-322	-293	-615	584
Foreign Currency Exchange Rate Variations	-275	-267	-542	524
Other Financial Revenues	57	83	140	64

Financial Expenses
Debt Charges	-577	-593	-1,170	-1,130
Charges on Leasing Contracts	0	0	0	0
Charges on Shareholders Resources	-39	-7	-46	-13
Other Financial Expenses	-27	-149	-176	-100
	-179	-152	-331	1,678

The main indices of financing contracts and transfers presented the following variation:

Evolution of the variation of the IGP-M and the dollar (%)

	2Q16	1Q16	6MO16
Dollar	-9.81%	-8.86%	-17.80%
IGPM	2.71%	2.97%	5.76%

	2Q15	1Q15	6MO15
Dollar	-3.29%	-8.86%	16.81%
IGPM	2.27%	2.97%	4.33%

Disclaimer:

This material contains calculations that cannot produce a sum or accurate result due to rounding performed.

Marketletter 2Q16

II.4 Operating Provisions

In the 6MO16, the Operating Provisions impacted negatively the result of the Parent Company by R$ 8,326 million, compared to R$ 1,733 million in the 6MO15. This variation is due to Unsecured Liabilities in subsidiaries in the amount of R$ 6,379 million.

In the 2Q16, Operating Provisions impacted negatively the result of the Company by R$ 3,999 million, also influenced mainly by Unsecured Liabilities in subsidiaries and the provisions for legal contingencies, as follows:

				R$ million
Operating Provisions	Parent Company
	6MO16	6MO15	2Q16	1Q16
Guarantees	15	12	10	5
Contingencies	1,901	597	-997	2,898
PCLD - Consumers and Resellers	0	0	0	0
PCLD - Financing and Loans	9	8	4	5
Unsecured Liabilities in Subsidiaries	6,379	1,253	4,961	1,418
Onerous Contracts	0	0	0	0
Losses on Investments	0	48	1	-1
Impairment	-1	0	-1	0
Adjustment to Market Value	0	0	0	0
Other	22	-185	20	2
	8,326	1,733	3,999	4,327

III. General Information

Portfolio of Receivable and Payable Financing

a.    Financing and Loans Granted

Financing and loans are granted with the company's own resources, as well as with sectorial resources and external resources obtained through international development agencies and financial institutions and also from the issuance of bonds in the international financial market.

All financing and loans granted are supported by formal agreements with the borrowers. The proceeds of these values, in most cases, are provided in monthly installments, repayable in an average term of 10 years and the average interest rate, weighted by the portfolio balance, is 8.27% per year.

The financing and loans granted by the parent company, with currency adjustment clause, account for about 36% of the total portfolio (42% on December 31, 2015). On the other hand, the financing and loans granted that provide for adjustment based on indices that represent the level of domestic prices in Brazil account for 64% of the portfolio balance (58% on December 31, 2015).

Disclaimer:

This material contains calculations that cannot produce a sum or accurate result due to rounding performed.

Marketletter 2Q16

The market values of these assets are close to their book values, as they are specific operations of the sector and are formed in part through sectorial funds resources that do not find similar comparable conditions at market value.

The decrease in the balance of loan receivables in the quarter ended June 30th is mainly due to the foreign currency exchange rate calculated on the loans granted to Itaipu, due to the devaluation of the dollar against the Brazilian real compared to the closing prices of June 2016 and December 2015. The dollar exchange rate ranged negatively about 18%.

The long-term portion of financing and loans granted, based on expected cash flows contractually are due in variable installments as follows:

R$ million
	2017	2018	2019	2020	2021	after 2021	Total
Parent Company	3,446	4,402	4,279	4,186	4,062	5,930	26,305
Consolidated	1,793	1,984	2,017	1,912	2,052	1,214	11,052

b.    Financing and Loans Payable

Debts are guaranteed by the Federal Government and/or by Eletrobras and are subject to charges, whose average rate in 2016 is at 9.60% p.a. (9.40% p.a. in 2015), and have the following profile:

	Parent Company				Consolidated
	30.06.2016		30.06.2015		30.06.2016		30.06.2015
	Balance in R$ million	%	Balance in R$ million	%	Balance in R$ million	%	Balance in R$ million	%
Foreign Currency
USD	9,129	34%	11,109	37%	9,140	20%	11,122	24%
USD with Libor	2,482	9%	3,257	11%	2,858	6%	3,729	8%
EURO	210	1%	252	1%	210	0%	252	1%
Yen	138	1%	179	1%	138	0%	179	0%
Other	0	0%	0	0%	2	0%	2	0%
Subtotal	11,958	45%	14,797	49%	12,346	27%	15,283	33%

Local Currency
Interbank Deposit Certificate Rate - CDI	6,516	25%	6,516	22%	12,393	28%	11,411	25%
Extended National Consumer Price Index - IPCA	0	0%	0	0%	621	0%	533	1%
Long Term Interest Rate - TJLP	0	0%	0	0%	7,248	16%	6,594	14%
Special Clearance and Escrow System RATE - SELIC	2,090	8%	2,284	8%	2,271	5%	2,636	6%
Other	0	0%	0	0%	3,984	9%	3,288	7%
Subtotal	8,606	32%	8,800	29%	26,517	59%	24,462	53%

Non indexed	5,937	22%	6,439	21%	6,200	14%	6,653	14%

Total	26,501	100%	30,036	100%	45,063	100%	46,398	100%

Disclaimer:

This material contains calculations that cannot produce a sum or accurate result due to rounding performed.

Marketletter 2Q16

The portion of long-term loans and financing have maturity programmed as follows:

							R$ million
	2017	2018	2019	2020	2021	after 2021	Total
Parent Company	1,590	2,419	4,793	1,683	7,136	5,780	23,400
Consolidated	2,840	5,268	6,633	2,852	8,072	14,362	40,027

Ratings

Agency	National Classification/Outlook	Previous Report
Moody’s Issuer Rating	Ba3 (Negative)	02/25/2016
S&P LT Local Currency	BB (Negative)	05/19/2016
S&P LT Foreign Currency	BB (Negative)	05/19/2016
Fitch LT Local Currency Issuer	BB- (Negative)	05/10/2016
Fitch LT Foreign Currency Issuer	BB- (Negative)	05/10/2016

Eletrobras  Chart

Eletrobras
Eletrobras
Cepel
(100,00%)
Generation and Transmission
Eletrobras
Eletronorte
(99,48%)
SPEs
G 07
T 11
∑ 18
Eletrobras
Chesf
(99,58%)
SPEs
G 47
T 08
∑ 55
Eletrobras
Furnas
(99,56%)
SPEs
G 57
T 19
∑ 76
Eletrobras
Eletrosul
(99,88%)
SPEs
G 31
T 10
∑ 41
Eletrobras
Amazonas GT
(100,00%)
Generation
Eletrobras
Eletronuclear
(99,91%)
Eletrobras
CGTEE
(99,99%)
Binacional Generation
ITAIPU
BINACIONAL
(50,00%)
Distributors
Eletrobras
Distribuição Acre
(96,71%)
Eletrobras
Distribuição Alagoas
(100,00%)
Eletrobras
Distribuição Piauí
(100,00%)
Eletrobras
Distribuição Rondônia
(100,00%)
Eletrobras
Distribuição Roraima
(100,00%)
CELG
(50,93%)
Eletrobras
Distribuição Amazonas
(100,00%)
Shareholdings
Eletrobras
Eletropar
(83,71%)
Generation
PAULISTA LAJEADO (40,07%)
CEB LAJEADO (40,07%)
LAJEADO ENERGIA (40,07%)
EMAE (39,02%)
CEEE - GT (32,59%)
AES TIETÊ (7,94%)
CESP (2,05%)
DUKE ENERGY GERAÇÃO
PARANAPANEMA (0,47%)
CDSA (0,13%)
Distribution
ENERGISA MT (27,52%)
ENERGISA TO (0,000019%)
CELPA (1,15%)
CEMAR (33,55%)
CEEE - D (32,59%)
COELCE (7,06%)
CEB (2,10%)
CELPE (1,56%)
CER (0,002%)
EEB (0,1%)
CEA (0,03%)
Transmission
CTEEP (35,4%)
Holding
CELESC (10,75%)
CELGPAR (0,07%)
COPEL (0,56%)
ENERGISA (2,98%)
SPEs
MANGUE SECO 2 S.A. (49,00%)
NORTE ENERGIA S.A. (15,00%)
Shareholdings Abroad
Centrales Hidroeléctricas de Nicaragua S.A. – CHC (50,00%)
Inambari Geração de Energia S.A. – IGESA (29,40%)
Rouar S.A (50,00%)

Eletrobras Companies	
Business Segments	SPEs*
Generation	137
Transmission	41
Total	**178**

*The quantity of SPEs was adjusted to reflesct the SPEs wich

Disclaimer:

This material contains calculations that cannot produce a sum or accurate result due to rounding performed.

Marketletter 2Q16

INVESTMENTS

			R$ million
NATURE OF INVESTMENTS	Budgeted	Accomplished
	2016	1H16	(%)
Generation	7,352.9	2,737.8	37.2
Corporate Expansion	4,531.8	704.8	15.6
SPEs Expansion	2,409.6	1,942.8	80.6
Maintenance	411.6	90.2	21.9
Transmission	3,736.6	1,238.9	33.2
Corporate Expansion	2,349.6	651.3	27.7
SPEs Expansion	920.4	440.1	47.8
Maintenance	466.5	147.5	31.6
Distribution	1,781.2	392.4	22.0
Corporate Expansion	1,395.5	278.7	20.0
Maintenance	385.7	113.7	29.5
Other (Research, Infrastructure and Environmental Quality)	1,064.9	207.2	19.5
Total	13,935.6	4,576.3	32.8

* Budget for 2016 altered pursuant to Decree of 02/25/2016.

Social Capital

Structure of the Social Capital

On June 30th 2016, the capital of Eletrobras was as follows:

Acionistas	Common		Pref. Class “A”		Pref. Class “B”		Total
	Quantity	%	Quantity	%	Quantity	%	Quantity	%
Fed. Government	554,395,652	51%			1,544	0%	554,397,196	41%
BNDESpar	141,757,951	13%			18,691,102	7%	160,449,053	12%
BNDES	74,545,264	7%			18,262,671	7%	92,807,935	7%
FND	45,621,589	4%				0%	45,621,589	3%
CEF	8,701,564	1%				0%	8,701,564	1%
FGHAB	1,000,000	0%				0%	1,000,000	0%
FGI	261,028,277	24%	146,920	100%	228,481,566	86%	489,656,763	36%
Other	554,395,652	51%			1,544	0%	554,397,196	41%
Total	1,087,050,297	100%	146,920	100%	265,436,883	100%	1,352,634,100	100%

Disclaimer:

This material contains calculations that cannot produce a sum or accurate result due to rounding performed.

Marketletter 2Q16

Analysis of Assets Behavior

Shares

ELET3 - Eletrobras Common Shares

In the 2Q16, Eletrobras' common shares (ELET3) appreciated by 93.67%, closing at R$ 12.84. The highest rate was R$ 13,20 on June 28th, and the lowest R$ 6.17, on April 6th, considering ex-dividend values. The volume of average daily trading in the period was 2.94 million shares and the average daily trading volume was R$ 25.53 million.

ELET6 - Eletrobras Preferred Shares

In the 2Q16, Eletrobras' preferred shares (ELET6) appreciated by 67.71%, closing at R$ 17.61. The highest rate was R$ 18.68 on June 28th, and the lowest R$ 10.14, on April 6th, considering ex-dividend values. The volume of average daily trading in the period was 2.05 million shares and the average daily trading volume was R$ 27.15 million.

Disclaimer:

This material contains calculations that cannot produce a sum or accurate result due to rounding performed.

Marketletter 2Q16

ADR Programs – OTC

EBRY - Eletrobras Common Shares

In the 2Q16, the ADR's of Eletrobras' common shares appreciated by 121.35%, closing at U$ 3.94. The highest rate was U$ 3.94 on June 30th, and the lowest U$ 1.61, on April 7th, considering ex-dividend values. The volume of average daily trading in the period was 0.96 million shares. The ADR balance corresponding to these shares at the end of the quarter was 41.1 million.

EBRBY - Eletrobras Preferred Shares

In the 2Q16, the ADR's of Eletrobras' preferred shares appreciated by 84.19%, closing at U$ 5.36. The highest rate was U$ 5.73 on June 29th, and the lowest U$ 2.70, on April 7th, considering ex-dividend values. The volume of average daily trading in the period was 0.15 million shares. The ADR balance corresponding to these shares at the end of the quarter was 19.0 million.

Disclaimer:

This material contains calculations that cannot produce a sum or accurate result due to rounding performed.

Marketletter 2Q16

Latibex (Latin American Stock Markets in Madrid Stock Exchange)

XELTO - Eletrobras Common Shares

In the 2Q16, the common shares of the Latibex program appreciated by 103.67%, closing at € 3.33. The highest rate was € 3.33 on June 29th, and the lowest € 1.48, on April 7th, considering ex-dividend values. The volume of average daily trading in the period was 8.4 thousand shares.

XELTB - Eletrobras Preferred Shares

In the 2Q16, the preferred shares of the Latibex program appreciated by 74.86%, closing at € 4.59. The highest rate was € 4.59 on June 30th, and the lowest € 2.38, on April 7th, considering ex-dividend values. The volume of average daily trading in the period was 4.7 thousand shares.

Disclaimer:

This material contains calculations that cannot produce a sum or accurate result due to rounding performed.

Marketletter 2Q16

Number of employees

Parent Company

By time

working in the company (years)	2Q16	1Q16
Up to 5	133	172
6 to 10	455	391
11 to 15	196	204
16 to 20	25	31
21 to 25	6	16
More than 25	199	205
Total	1,014	1,019

By region

By state
	2Q16	1Q16
Rio de Janeiro	959	962
São Paulo	0	0
Paraná	0	0
Rio Grande do Sul	0	0
Brasília	55	57
Total	1,014	1,019

Contracted/Outsourced Manpower

1Q16	2Q16
0	0

Turnover Index (Holding)

2Q16
0.24%

Disclaimer:

This material contains calculations that cannot produce a sum or accurate result due to rounding performed.

Marketletter 2Q16

Partnerships in SPE's – Parent company

Generation

SPE	Plant	Investments R$ million	Installed Capacity MW	Guaranteed Energy Average MW	Generated Power MWh
					1Q16	2Q16
Norte Energia SA	Hidroelectric Power Plant		11,233.1	4,571.0	0	1,100,654.40
Eólica Mangue Seco 2	Wind Farm	119.4	26	12.06	14,579	17.699
Rouar S.A.	Wind Farm	US$ 101.7 MM	65.1	65.1	37,911.92	36,945.44

Power Plant	Stake (%)	Location (State)	Start of Construction	Start of Operation	End of Operation
Norte Energia S.A.	15.0	PA	Jun/11	Apr/16	Aug/45
Eólica Mangue Seco 2	49	RN	May/10	Sep/11	Jun/32
Rouar SA	50	Uruguai -Departamento de Colônia	Sep/2013	Dec/14	20 years*

Transmission

Project	Object (From-To)	Stake (%)	Investments (R$ million)	Extension of lines (Km)	Voltage (kV)	Start of Operation	End of Concession
Electrical Interconnection Brazil/Uruguay	Interligação Elétrica Brasil / Uruguai *	LT 230 kV LT 525 kV	100% Eletrosul	60	02 km at 230 kV and 60 at 525 kV	230 525	Jun/16

Project	Object	Total Investment (R$ million)*	Processing Capacity (MVA)	Location	Start of Operation	End of Concession
Electrical Interconnection Brazil/Uruguay*	SE Candiota -525/230 kV	80	672 MVA +1 R 224 MVA	RS	Jun/16	-

* Substation associated with TL.

Disclaimer:

This material contains calculations that cannot produce a sum or accurate result due to rounding performed.

Marketletter 2Q16

Notes:

1.Risks related to compliance with laws and regulations

The “Car Wash Operation” commenced in 2014, and according to publicly available information, it is investigating the existence of an alleged corruption scheme involving companies responsible for projects in Brazil’s infrastructure sector.

In 2015, news reports on the Car Wash Operation involved companies that also provide services to Eletrobras Thermonuclear S.A. - Eletronuclear (“Eletronuclear”) (UTN Angra 3), a subsidiary of Centrais Elétricas Brasileiras S.A. (“Eletrobras”), and to certain special purpose entities in which Eletrobras or its subsidiaries own a stake. Due to such news, Eletrobras' Board of Directors decided to hire a law firm with the necessary expertise to conduct an independent investigation to assess the possible existence of any irregularities that could be in violation of the Foreign Corrupt Practice Act (FCPA), the Brazilian anti-corruption law and/or Eletrobras' code of ethics. The law firm Hogan Lovells was hired on June 10, 2015 for this purpose.

This independent investigation is being supervised by an Independent Committee ( Comissão Independente para Gestão da Investigação), whose creation was approved by Eletrobras' Board of Directors on July 31, 2015, to ensure the independence of the work performed by Hogan Lovells. This Committee is composed of Dr. Ellen Gracie Northfleet, a former justice of the Brazilian Supreme Court, Dr. Durval José Soledade Santos, a former director of the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários - CVM), and Dr. Manuel Jeremias Leite Caldas, the representative of the minority shareholders.

Also in relation to Car Wash Operation, it is worth mentioning that on April 29, 2015, as a result of the news about an alleged corruption scheme, the CEO of Eletronuclear, Mr. Othon Luiz Pinheiro da Silva, requested a leave of absence and on August 4, 2015 he resigned from his position. Mr. Othon Luiz Pinheiro da Silva Mr. Othon Luiz Pereira da Silva was sentenced to 43 years of prison, by the judge of the 7th Federal Criminal Court, for the crimes of passive bribery, money laundering, obstruction of justice, tax evasion and participation in a criminal  organization. This court ruling does not lead to the termination of the independent investigation conducted by Hogan Lovells, hired by Eletrobras, which is still ongoing. Eletrobras takes part in these criminal proceedings as an assistant prosecutor.

Regarding the construction of the Angra 3 plant, it is worth mentioning that Eletronuclear has suspended all the electromechanical assembly and civil construction contracts, and the ANGRAMON consortium has filed a lawsuit requiring the termination of its contract. Injunctive relief was not granted and neither has any ruling been issued.

Furthermore, due to news citing the alleged involvement of Adhemar Palocci, Officer of Centrais Elétricas do Norte do Brasil S.A. (“Eletronorte”), a subsidiary of Eletrobras, and Valter Luiz Cardeal, Officer of Generation of Eletrobras, in illegal practices in connection with Car Wash Operation, on July 31, 2015 both officers requested a leave of absence from their positions as officers of Eletronorte and Eletrobras, respectively. On August 5, 2015 Mr. Valter Luiz Cardeal also requested a leave of absence from the Board of Directors of the Companhia de Geração Térmica de Energia Elétrica (CGTEE), Amazonas Geração e Transmissão de Energia S.A. (Amazonas GT) and Centrais Elétricas S.A (Eletrosul), all subsidiaries of Eletrobras. Adhemar Palocci and Valter Luiz Cardeal, who were initially suspended from their duties, were officially replaced as officers of Eletronorte and Eletrobras, respectively, as well as from the Board of Directors of investee companies not controlled by Eletrobras and its subsidiaries. As Adhemar Palocci is an employee of the subsidiary Furnas, he continues to be an employee of the Eletrobras Companies until all facts have been ascertained.

Disclaimer:

This material contains calculations that cannot produce a sum or accurate result due to rounding performed.

Marketletter 2Q16

On July 6, 2016, the Federal Police commenced “Operation Pripyat”, in which the Federal Police served arrest warrants issued by the Judge of the 7th Federal Court of the District of Rio de Janeiro against former officers and officers who had already been suspended from Eletronuclear and against other parties.

The arrest warrants were against the former officers of Eletronuclear, Othon Pinheiro da Silva and Persio José Gomes Jardini and against the officers and employees of Eletronuclear Luiz Antonio Amorim Soares, Edno Negrini, Luiz Manuel Amaral Mesias and José Eduardo Brayner Costa Mattos, who had already been suspended from Eletronuclear by a previous decision of the Board of Directors and were recently removed by Eletronuclear.

Under Operation Pripyat the Federal Police also served bench warrants against a suspended employee of Eletronuclear, against third parties and also against Valter Luiz Cardeal and Pedro Figueiredo, former CEO of Eletronuclear, who was suspended from Eletronuclear on the same day by a court ruling. Such suspension became a definitive decision in the General Shareholders' Meeting of June 29, 2016, which elected employee Bruno Campos Barretto as CEO.

Despite the ruling by the judge of the 7th Federal Criminal Court, the independent investigation conducted by Hogan Lovells, hired by Eletrobras, is ongoing. Eletrobras will take the relevant legal and regulatory measures in case the ongoing investigation produces any information that Eletrobras understands, according to the laws of Brazil and the United States, would impact Eletrobras' financial statements.

Currently the investigation is still underway and it was not possible to identify and reflect possible impacts related to this subject on these Financial Statements.

2. Filing of the 20-F Forms

The ongoing investigation led by Hogan Lovells is still incomplete, so the information available is not sufficient for Eletrobras to assess, according to Brazilian and U.S. laws, the possible occurrence of impacts on the Financial Statements. Despite Eletrobras' efforts and the full allocation of financial resources, staff and third parties, the investigation timetable was strongly affected by difficulties encountered in the course of investigations of certain Special Purpose Entities in which Eletrobras holds a minority interest, considering the limitations of Brazilian corporate law, as well as difficulties to have access to testimonies and plea bargains, which are kept confidential under the Car Wash Operation.

The Company is making every effort to develop procedures and methodologies in order to address the issue satisfactorily.

Disclaimer:

This material contains calculations that cannot produce a sum or accurate result due to rounding performed.

Marketletter 2Q16

Because Eletrobras failed to file the form 20-F with the Securities and Exchange Commission (SEC) for the fiscal years of 2014 and 2015, on May 18, 2016 NYSE suspended the authorization to negotiate the Company's American Deposit Shares (“ADS”) within the NYSE (ticker EBR and EBR-B) and the delisting process of the Company is in course.

During the suspension period, the ADS are being negotiated in the Over the Counter Market (“OTC”) with EBRBY and EBRYY tickers.

On June 2, 2016, Eletrobras filed the “Request for Review" form with NYSE, indicating which subjects will be addressed on its appeal against the delisting process of ADS issued by the Company. On August 2, 2016, Eletrobras filed the Brief on Appeal, which develops and gives more details of the topics that will be presented at the appeal hearing scheduled by the NYSE for October 13, 2016.

If the NYSE decides for the delisting, Eletrobras may change its ADS program, so that the ADS may continue to be traded in the Over the Counter market - OTC.

In any case, Eletrobras will continue to work for the conclusion of the ongoing investigation and to present its 20-F Forms for 2014 and 2015, as required by the applicable legislation.

3. Basic Network Existing System – RBSE:

As stated in this report, the result of the 6MO16 and the 2Q16 was decisively influenced by several variables, including (i) the accounting acknowledgment of the updated values of the indemnifications relating to electric power transmission assets existing on May 31st 2000, known as Basic Network Existing System - RBSE with impact on transmission revenue, on the Transmission Return Rates Update account, in the amount of R$ 25,810 billion; and (ii) Provision for Income Tax/Social Contribution for the aforementioned revenues amounting to R$ 8,775 million.

However, concerning the accounting of the aforementioned credits, so the market is properly informed about the subject, it must be stated that:

1.    Through Normative resolution 589/2013, Aneel, defined the criteria for calculating the New Replacement Value (VNR) for the transmission assets existing on May 31st 2000 and not yet depreciated (RBSE);

2.    Pursuant to Normative Resolution 589/2013, the following subsidiaries presented to Aneel their appraisal reports of transmission assets existing on May 31st 2000 ("Appraisal Report"), for the purposes of the procedure for compensation of the Basic Network Existing System - RBSE as provided for in Article 15, paragraph 2 of Law 12,783/13.

Disclaimer:

This material contains calculations that cannot produce a sum or accurate result due to rounding performed.

Marketletter 2Q16

Valuation Report
Company	Date	R$ thousand
Eletrosul	07/14/2015	1,060,632
Chesf	03/06/2015	5,627,200
Furnas	05/21/2015	10,699,000
Eletronorte	09/03/2015	2,926,000

3.    The book values were kept, up to the 1Q16, at the historical cost of the expenses related to investments, expansions and/or improvements in certain assets of concessions extended as stated below:

Description
	Chesf	Eletronorte	Eletrosul	Furnas	CGTEE	Total
Transmission
Basic Network - Existing services (RBSE)	1,187,029	1,732,910	513,455	4,530,060	-	7,963,454

4.    Aneel, until the 2Q16, presented, through dispatches, the approval for the claims of subsidiaries Eletrosul, Chesf and Furnas, pursuant to the rules of Normative Resolution 589/2013, on the base date December 31 2012, as follows:

Aneel Approval
Company	Date	R$ thousand
Eletrosul	07/14/2015	1,007,043
Furnas	12/15/2015	8,999,520
Chesf	08/03/2016	5,092,384

5.    On April 20th 2016, the Ministry of Mines and Energy - MME issued Ordinance No. 120, which regulated the conditions of receipt of claims relating to transmission assets existing on May 31st 2000, known as Basic Network Existing System - RBSE and Other Transmission Facilities - RPC, not depreciated and not amortized, pursuant to the second paragraph of Article 15 of Law 12,783/2013.

6.    Pursuant to MME Ordinance 120/2016, the remuneration of these assets will be as follows:

Disclaimer:

This material contains calculations that cannot produce a sum or accurate result due to rounding performed.

Marketletter 2Q16

(i)            At the cost of capital corresponding to the assets, composed of remuneration and depreciation plus the due taxes from the tariff process of 2017; the remuneration will be given through the Weighted Average Cost of Capital and depreciation will be paid according to the useful life of each asset incorporated at the Regulatory Compensation Basis;

(ii)           The cost of capital not embedded since the extensions of the concessions until the tariff process will be updated and paid for at the cost of equity;

(iii)           As of the tariff process of 2017, the cost of capital will be remunerated by the Weighted Average Cost of Capital for a period of eight years.

7.    Thus, on June 30th 2016, the Company made its estimate for the updated values of the claims, considering the conditions set forth by MME Ordinance 120/2016, and made the accounting records of such estimates, as described in Explanatory Note 2.1 in the Financial Statements. In the case of Eletronorte, whose claimed values had not been approved by Aneel, up until the 2Q16, the preliminary report of inspection issued by Aneel has been considered by Management as the best estimate.

8.    Previously to the aforementioned accounting in the 2Q16, due to the complexity involved and the relevance of the values, the matter was discussed with the other affected companies in the electrical sector, the MME, Aneel, the Brazilian Securities and Exchange Commission, the Accounting Pronouncements Committee, the Brazilian Institute of Independent Auditors - Ibracon, the Brazilian Association of Accountants of the Electrical Energy Sector - Abraconee and also the independent auditors of each entity.

Given the aforementioned facts, the Company clarifies that the accounting in reference was carried through on the basis of the best estimates by the Company, from the discussions carried through and considering its interpretation concerning MME Ordinance 120/2016, aiming at reflecting in its financial demonstrations its more adjusted patrimonial and result situation. The matter may, however, be revised in light of any regulation or act by Aneel, set in a different orientation, including any one concerning the tariff process of 2017 - when the payment of the related credits will begin -, or by the Brazilian Internal Revenue Service (Receita Federal).

Disclaimer:

This material contains calculations that cannot produce a sum or accurate result due to rounding performed.

Marketletter 2Q16

4.  Impairment and Onerous Contract of Angra 3

4.1 Impairment

The Eletrobras Companies, pursuant to CPC 01 and IAS 36, annually test their long-term assets of the segments of transmission, generation and distribution of electricity, through comparison of the discounted cash flow with the fixed assets. The registered value of impairment can be reversed in the future if there is change in the cash-generating unit tested.

Since the Angra 3's operation has, as of 2013, been postponed, a "trigger" has been produced so that the impairment test could be calculated every quarter.

Taking into account the fact that the Company revised the total budget of Angra 3, due to a new postponement of the scheduled date for start of operation (December 2022), on June 30th 2016, the company acknowledged in its assets, under Fixed Assets, an additional impairment in the amount of R$ 2,414,479. The accumulated amount for the provision of recoverable value of the Angra 3 plant, on June 30th 2016, corresponds to R$ 8,477,433 (R$ 6,063,454 on December 31st, 2015).

We clarify that the increase in the total budget was mainly influenced by the direct costs of minimal maintenance for the works, during the interruption of the works at Angra 3, by the projection of new contracts that may require a new bidding and also by the foreign currency exchange rates, as well as by the indirect costs of financing, which originally would have grace for interest and principal until the start of operation of the Plant.

The discount rate used for the text of impairment of Angra 3, as of 2014, is different from other Eletrobras companies’ projects, due to the specific characteristics of the plant, particularly with regard to debts with cheaper costs.

The tariff used in all tests is the contractual rate of R$ 148.65/MWh, on the base date of September 2009, whose updated value amount to R$ 234.18/MWh. There is an Eletronuclear claim with Aneel for review this tariff, which, if granted, will allow reversion of part of the impairment testing performed.

On June 30th 2016, the accumulated value of the provision of recoverable amount for all of the Company's projects amounted to R$ 11,098,567 (R$ 8,684,088 on December 31, 2015).

The assumptions used to estimate measurement are presented in the financial statements of 31 December 2015.

4.2 Onerous Contract

Since the Plant's cash flow NPV was negative after the aforementioned impairment, the Company, on June 30th 2016, also acknowledged a surplus value to this asset in the amount of R$ 1,677,269, as provision for onerous contract.

Disclaimer:

This material contains calculations that cannot produce a sum or accurate result due to rounding performed.

Marketletter 2Q16

5. Eletrobras Distribution Companies:

The transfer of shareholding control of subsidiaries Companhia Energética do Piauí – CEPISA; Companhia Energética de Alagoas – CEAL; Companhia de Eletricidade do Acre – ELETROACRE; Centrais Elétricas de Rondônia S.A –CERON; Boa Vista Energia S.A; e Amazonas Distribuidora de Energia S.A, hereinafter referred to as "Distribution Companies", as approved by the 165th Extraordinary General Meeting, must take place in tandem with the bid for distribution concessions pursuant to §1ª-A of Article 8 of Law 12,783/2013, updated by̧ Provisional Measure 735, of June 22nd 2016.

Since they are federal state-owned enterprises, the equity transfer of the Distribution Companies shall observe the rules of the national privatization Plan ("SNES"), in particular Law No. 9,491 of September 9th 1997, and it National Privatization Council ("CND") is responsible for approving the operating mode to be applied to each privatization.

The Distribution Companies were also included in the Investment Partnerships Program ("PPI"), created by Provisional Measure 727/2016, in order to facilitate privatization.

On August 3rd 2016, MME Ordinances numbers 420, 421, 422, 423, 424 and 425 were issued  naming the Distribution Companies Amazonas Distribuidora de Energia S.A; Companhia de Eletricidade do Acre – ELETROACRE; Centrais Elétricas de Rondônia S.A – CERON; Companhia Energética do Piauí – CEPISA; Companhia Energética de Alagoas – CEAL; e Boa Vista Energia S.A. as responsible for the provision of public services of electric power distribution, temporarily, in order to ensure continuity of service, pursuant to article 9, paragraph 1, of Law of 12,783, of January 11th 2016.

According to the aforementioned Ordinances, until the equity transfer of Distribution Companies or until December 31st 2017, whichever occurs first, the Distribution Companies will provide those services, either temporarily, upon receipt of appropriate remuneration pursuant to MME Ordinance 388, of July 26th 2016 and article 9 of Law 12,783/2016, as approved by the 165th Extraordinary General Assembly.

The tariff adjustments of the Distribution Companies will occur annually as usual, except in years in which occurs there are Tariff Revisions, which are planned to occur, pursuant to the aforementioned Ordinances, on August 31st, 2017.

Pursuant to the fourth paragraph of article 9 of Law 12,783/2016, the Distribution Companies, during the period of temporary service provision, may charge the approved results of tariff revisions and adjustments, as well as hire and receive resources from the Fuel Consumption Account - CCC, the Energy Development Account (CDE) and the Global Reversal Reserve (RGR), as defined by Aneel.

Without prejudice to the decision of the 165th Extraordinary General Meeting, in the sense that Eletrobras will not be able to contribute resources, in any capacity, on the Distribution Companies, during the period of temporary service, Eletrobras, as controlling shareholder, still consolidates those Distribution Companies in the 2Q16, in accordance with the accounting rules in force, considering that the elements relating to the equity transfer have not yet been defined in accordance with the rules of the PND.

Disclaimer:

This material contains calculations that cannot produce a sum or accurate result due to rounding performed.

Marketletter 2Q16

Balance Sheet

R$ thousand

Assets	Parent Company		Consolidated
	06.30.16	31.12.15	06.30.16	31.12.15
Current
Cash and cash equivalent	664,339	691,719	1,031,244	1,393,973
Restricted cash	1,685,356	647,433	1,685,356	647,433
Securities	4,083,644	3,454,526	6,239,175	6,842,774
Customers	410,445	379,214	4,443,974	4,137,501
Financial asset- Concessions and Itaipu	0	371,007	0	965,212
Financing and loans	7,371,054	6,820,948	2,847,096	3,187,226
Fuel Consumption Account - CCC	196,308	195,966	196,308	195,966
Remuneration of equity interests	359,977	255,468	271,618	309,360
Taxes to retrieve	296,856	373,962	643,438	716,651
Income Tax and Social Contribution	873,323	928,743	1,172,481	1,475,598
Right to compensation	0	0	1,405,719	2,265,242
Warehouse	263	360	594,296	631,669
Stock of nuclear fuel	0	0	402,453	402,453
Indemnifications - Law 12,783/2013	0	0	0	0
Derivative financial instruments	0	0	72,602	21,307
Hydrologic Risk	0	0	159,114	195,830
Assets held for sale	0	0	4,333,424	4,623,785
Other	566,812	239,811	1,775,251	1,425,416
TOTAL CURRENT ASSETS	16,508,377	14,359,157	27,273,549	29,437,396

NON-CURRENT LIABILITIES
LONG-TERM RECEIVABLES
Right to compensation	0	0	10,314,852	8,238,140
Financing and loans	26,304,890	30,277,797	11,051,956	14,400,394
Customers	100,912	125,383	1,885,921	1,833,457
Securities	198,648	191,763	200,547	194,990
Stock of nuclear fuel	0	0	736,121	578,425
Taxes to retrieve	0	0	2,739,311	2,623,186
Income Tax and Social Contribution	1,645,382	1,645,382	1,933,910	3,067,591
Guarantees and escrow deposits	2,754,968	2,204,685	6,035,411	5,079,707
Fuel Consumption Account - CCC	10,774	13,331	10,774	13,331
Financial asset- Concessions and Itaipu	2,856,153	3,078,559	55,197,177	28,416,433
Derivative financial instruments	0	0	68,936	25,004
Advances for future Capital increase	514,783	189,493	1,501,010	1,215,532
Hydrologic Risk	0	0	511,824	598,161
FUNAC Refund	0	0	0	0
Other	2,046,767	2,116,312	845,514	1,487,335
	36,433,277	39,842,705	93,033,264	67,771,686
INVESTMENTS	59,114,533	40,813,087	24,210,728	21,954,530
PROPERTY, PLANT and EQUIPMENT	195,663	148,246	27,616,493	29,546,645
INTANGIBLE ASSETS	0	0	913,971	935,151
TOTAL NON-CURRENT ASSETS	95,743,473	80,804,038	145,774,456	120,208,012
TOTAL ASSETS	112,251,850	95,163,195	173,048,005	149,645,408

Disclaimer:

This material contains calculations that cannot produce a sum or accurate result due to rounding performed.

Marketletter 2Q16

 R$ thousand

Liabilities and Shareholders' Equity	Parent company		Consolidated
	06.30.16	31.12.15	06.30.16	31.12.15
CURRENT
Financing and loans	3,101,262	2,572,745	5,036,671	4,224,448
Debentures	0	0	13,650	357,226
Financial liabilities	0	0	0	0
Compulsory loan	49,910	57,630	49,910	57,630
Suppliers	422,678	416,126	11,707,981	10,128,507
Advance from customers	608,338	593,404	668,842	648,236
Taxes to retrieve	173,183	280,637	1,458,823	1,556,578
Income Tax and Social Contribution	402,132	196,000	677,599	581,344
Remuneration to shareholders	39,388	42,478	40,487	84,076
Financial asset- Concessions and Itaipu	1,412,915	0	747,446	0
Estimated obligations	122,021	109,497	1,081,566	1,018,788
Obligations of compensation	803,813	299,632	1,078,413	396,208
Post-employment benefit	12,098	22,557	100,763	114,861
Provisions for contingencies	595,286	543,345	675,350	590,725
Sector Charges	0	0	702,094	695,400
Leasing	0	0	135,914	132,972
Concessions payable - Use of the public good	0	0	0	0
Derivative financial instruments	19,004	18,860	19,117	20,608
Liabilities associated with assets held for sale	284,393	412,225	5,033,654	5,575,009
Other	120,995	123,133	2,036,077	1,917,027
TOTAL CURRENT LIABILITIES	8,167,416	5,688,269	31,264,357	28,099,643

NON-CURRENT LIABILITIES
Financing and loans	23,400,044	27,463,707	40,026,559	42,173,812
National Treasury Credits	0	0	0	0
Suppliers	0	0	9,624,153	9,449,421
Debentures	0	0	188,581	205,248
Advance from customers	0	0	623,456	659,082
Compulsory loan	465,295	466,005	465,295	466,005
Obligation for demobilization of assets	0	0	1,242,516	1,201,186
Operating provisions	0	0	0	0
Fuel Consumption Account - CCC	478,919	452,948	478,919	452,948
Provisions for contingencies	11,888,639	8,901,900	16,675,740	13,556,129
Post-employment benefit	230,885	252,966	1,953,421	1,858,824
Provision for unsecured liabilities	14,163,827	7,793,798	261,137	257,907
Onerous contracts	0	0	3,010,303	1,489,292
Obligations of compensation	0	0	2,567,527	2,483,378
Leasing	0	0	1,075,986	1,119,183
Concessions payable - Use of the public good	0	0	61,257	59,644
Advances for future capital increase	1,264,979	219,294	1,264,979	219,294
Derivative financial instruments	0	0	53,743	78,521
Sector Charges	0	0	529,453	462,195
Taxes to retrieve	20,874	181,991	981,107	900,309
Income Tax and Social Contribution	341,111	733,289	8,257,670	1,003,796
Other	890,454	917,014	1,661,449	1,710,369
TOTAL NONCURRENT LIABILITIES	53,145,027	47,382,912	91,003,251	79,806,543

SHAREHOLDERS' EQUITY
Social capital	31,305,331	31,305,331	31,305,331	31,305,331
Capital reserves	13,867,170	26,048,342	13,867,170	26,048,342
Profit reserves	0	0	0	0
Equity valuation adjustments	35,301	39,452	35,301	39,452
Accumulated Profits (losses)	8,832,474	-12,181,172	8,832,474	-12,181,172
Other comprehensive results accumulated	-3,222,242	-3,113,481	-3,222,242	-3,113,481
Amounts acknowledged in OCI classified as held for sale	121,373	-6,458	121,373	-6,458
Participation of non-controlling shareholders	0	0	-159,010	-352,792
TOTAL SHAREHOLDERS' EQUITY	50,939,407	42,092,014	50,780,397	41,739,222
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	112,251,850	95,163,195	173,048,005	149,645,408

Disclaimer:

This material contains calculations that cannot produce a sum or accurate result due to rounding performed.

Marketletter 2Q16

Statement of income

 R$ thousand

	Parent company		Consolidated
	06.30.16	30.06.15	06.30.16	30.06.15
NET OPERATING REVENUE	1,632,637	1,618,362	39,846,679	16,825,743
Operating Costs
Power purchased for resale	-1,802,455	-1,394,881	-4,485,913	-6,253,719
Charges on use of electric network	0	0	-806,979	-872,477
Construction	0	0	-1,162,613	-1,163,082
Fuel for electric power production	0	0	-376,555	-935,329
GROSS	-1,802,455	-1,394,881	-6,832,060	-9,224,607
Operating Expenses
Personnel, Materials and Services	-403,451	-236,040	-4,221,673	-4,077,312
Remuneration and compensation	0	0	-192,370	-206,189
Depreciation	-2,572	-2,646	-761,184	-697,496
Amortization	0	0	-124,334	-228,129
Donations and contributions	-86,361	-81,598	-115,839	-102,775
Operating Provisions/Reversals	-8,326,133	-1,733,370	-6,587,269	-1,228,444
Plan of readjustment of the establishment plan	0	0	0	0
Other	-121,108	-368,020	-1,112,155	-1,105,453
	-8,939,625	-2,421,674	-13,114,824	-7,645,798
OPERATING RESULT BEFORE FINANCIAL RESULT	-9,109,443	-2,198,193	19,899,795	-44,662
Financial Result
Financial Income
Interest Income, commissions and fees	1,718,386	1,406,945	349,763	573,989
Revenue from financial investments	339,521	217,906	543,001	438,528
Moratorium on electricity increase	19,321	126,216	244,401	276,982
Current Monetary Adjustement	628,551	593,380	1,870,789	1,000,309
Current Exchange Rates	4,279,567	4,354,159	4,345,731	4,485,825
Compensation from Indemnifications - Law 12,783/13	0	0	0	865,089
Regulatory assets adjustments	0	0	23,829	81,461
Derivative gains	0	0	121,641	12,004
Other financial income	139,747	63,703	325,455	548,522
Financial Expenses
Debt Charges	-1,170,172	-1,130,479	-2,991,057	-2,250,780
Leasing costs	0	0	-152,762	-137,661
Charges on shareholders' resources	-45,685	-13,065	-53,328	-18,999
Non-Current Monetary Adjustement	-1,243,449	-9,570	-1,868,165	-713,696
Non-Current Exchange Rates	-4,821,268	-3,830,451	-4,707,988	-4,243,499
Regulatory liabilities adjustments	0	0	-15,776	-43,981
Derivative losses	0	0	0	-96,294
Other financial expenses	-175,732	-100,293	-612,538	-448,063
	-331,213	1,678,451	-2,577,004	329,736
INCOME BEFORE EQUITY PARTICIPATION	-9,440,656	-519,742	17,322,791	285,074
INCOME FROM EQUITY PARTICIPATION	18,249,928	624,679	558,302	35,562
OPERATING RESULT BEFORE TAXES	8,809,272	104,937	17,881,093	320,636
Income Tax and Social Contribution	-402,132	-133,821	-607,634	-492,159
Income Tax and Social Contribution	416,810	-73,979	-8,377,282	-118,912
NET INCOME (LOSS) FOR THE PERIOD	8,823,950	-102,863	8,896,177	-290,435
PORTION ATTRIBUTED TO CONTROLLING	8,823,950	-102,863	8,823,950	-102,863
PORTION ATTRIBUTED TO NON-CONTROLLING	0	0	72,227	-187,572
NET INCOME (LOSS) PER SHARE	6.52	-0.08	6.52	-0.08

Disclaimer:

This material contains calculations that cannot produce a sum or accurate result due to rounding performed.

Marketletter 2Q16

Statement of cash flow

R$ thousand

	Parent company		Consolidated
	06.30.16	31.03.16	06.30.16	31.03.16
Operating activities
Result before income tax and social contribution	8,809,272	104,937	17,881,093	320,636
Adjustments to reconcile earnings to cash generated by operations:
Depreciation and amortization	2,572	2,646	885,518	925,625
Net monetary variation	614,898	-583,810	675,683	(608,894)
Net exchange rate variation	541,702	-198,104	275,338	(206,615)
Financial charges	-655,742	-408,865	954,493	199,355
Income from financial assets	0	0	(26,170,366)	(408,828)
Result of equity method	-18,249,928	-624,679	(558,302)	(35,562)
Provision (reversal) for unsecured liabilities	6,379,036	1,253,239	-	-
Provision (reversal) for doubtful accounts	8,515	7,796	168,257	260,297
Provision (reversal) for contingencies	1,901,393	597,097	2,352,601	1,131,943
Provision (reversal) for reduction to recoverable value of assets	-926	0	2,348,010	(68,512)
Provision (reversal) onerous contract	0	0	1,521,011	(155,399)
Provision (reversal) for loss on investments	0	47,689	60	47,689
Global reversion reserve charges	107,529	132,398	107,529	132,398
Adjustment to present value/market value	-9,045	-10,233	11,705	32,250
Minority interest in income	0	0	(109,435)	284,200
Charges on shareholders' resources	45,685	13,065	53,328	18,999
Financial instruments-derivatives	0	0	(121,641)	84,290
Other	117,502	-54,120	506,073	(11,046)
	-9,196,809	174,119	(17,100,138)	1,622,190
(Extras)/decrease in operating assets
Customers	0	0	(656,302)	(276,800)
Securities	-629,118	-2,278,559	604,927	(3,054,562)
Right to compensation	0	0	(1,217,189)	(1,009,007)
Warehouse	97	179	242,963	(117,088)
Stock of nuclear fuel	0	0	(157,696)	46,602
Financial asset - Itaipu and public service concessions	593,413	225,095	593,413	225,095
Hydrologic Risk	0	0	123,053	-
Other	22,068	312,138	612,378	674,738
	-13,540	-1,741,147	145,547	(3,511,022)
Increase/(decrease) in operating liabilities
Suppliers	4,234	18,677	2,175,644	2,524,499
Advance from customers	0	0	274,171	-27,995
Leasing	0	0	-40,255	-36,287
Estimated obligations	12,524	12,599	62,778	-118,210
Obligations of compensation	0	0	262,174	108,385
Sector charges	0	0	73,952	228,700
Other	-44,210	33,168	-463,385	384,480
	-27,452	64,444	2,345,079	3,063,572

Cash from operating activities	-428,529	-1,397,647	3,429,316	1,495,376

Payment of financial charges	-1,021,311	-817,798	-1,405,165	-1,464,889
Payment of global reversion reserve charges	-75,176	-370,532	-75,176	-370,532
Receipt of annual permitted revenue (financial assets)	0	0	548,746	482,462
Receipt of compensation from financial asset	0	0	0	2,169,074
Receipt of financial charges	954,757	991,993	387,927	583,262
Income Tax and Social Contribution	-171,160	-142,294	-516,251	-418,357
Receipt of remuneration from equity investments	81,258	50,835	263,592	133,803
Payment of pension funding contributions	-24,259	-6,104	-81,086	-104,252
Payment of legal contingencies	-100,475	-433,931	-118,680	-510,159
Judicial deposits	-68,895	-46,569	-471,191	-118,481

Net cash from operating activities	-853,790	-2,172,047	1,962,032	1,877,307

Financing activities

Loans and financing obtained	169,670	2,179,372	2,970,483	3,127,770
Payment of loans and financing-principal	-1,257,401	-1,075,112	-1,999,439	-1,861,448
Payment of remuneration to shareholders	-1,125	-19,633	-4,280	-22,376
Payment of refinanced taxes and contributions - main	0	0	-58,359	-49,028
Receipt of advance for future capital increase	1,000,000	0	1,000,000	0
Other	0	0	3,130	-34,940
Net cash from financing activities	-88,856	1,084,627	1,911,535	1,159,978
Investment activities
Loans and financing	-296,813	-380,323	-291,650	-5,573
Receipt of loans and financing	1,948,310	1,839,192	741,866	1,338,745
Acquisition of fixed assets	-49,053	-12,606	-1,089,219	-1,661,257
Acquisition of intangible assets	0	0	-23,545	-147,991
Acquisition of leasing assets	0	0	-1,245,026	-1,470,406
Acquisition/capital supply over equity shareholdings	-445,354	-184,703	-2,024,752	-1,179,798
Granting of advance for future capital increase	-241,824	0	-305,394	-215,359
Other	0	0	1,424	207,361
Net cash from investing activities	915,266	1,261,560	-4,236,296	-3,134,278

Increase (decrease) in cash and cash equivalents	-27,380	174,140	-362,729	-96,993

Cash and cash equivalents at the beginning of the fiscal year	691,719	88,194	1,393,973	1,407,078
Cash and cash equivalents at the end of the fiscal year	664,339	262,334	1,031,244	1,310,085
	-27,380	174,140	-362,729	-96,993

Disclaimer:

This material contains calculations that cannot produce a sum or accurate result due to rounding performed.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 16, 2016
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRAS

By:	/S/ Armando Casado de Araujo
Armando Casado de Araujo Chief Financial and Investor Relation Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.